UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o             No  x

    This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release

Bonn, February 27, 2009

Deutsche Telekom exceeds financial targets for 2008
____________________________________________________________

Overall, Deutsche Telekom exceeded its financial targets in the 2008 financial year. “Our 2008 financial year is characterized by stable performance and sound financial figures,” said Chairman of the Board of Management, René Obermann, at the annual press conference in Bonn. The development of earnings in the past years and the current financial figures were proof of the fact that Deutsche Telekom was in good shape, he emphasized.
René Obermann expressly thanked Karl-Gerhard Eick, CFO and Deputy Chairman, who is leaving the company at the end of the month. “It is very much down to Karl-Gerhard Eick’s work over the past nine years that the company has done so well through some difficult times, and is now on a solid and stable footing.”

Adjusted EBITDA increased 0.7 percent compared with 2007 to EUR 19.5 billion, thus exceeding the original guidance of around EUR 19.3 billion. Adjusted net profit rose by 14.0 percent to EUR 3.4 billion. Reported net profit more than doubled to EUR 1.5 billion. Free cash flow of the Group increased 6.9 percent to EUR 7.0 billion, clearly exceeding both the prior-year figure of EUR 6.6 billion and the forecast at the beginning of 2008 of around EUR 6.6 billion. The positive earnings trend was also attributable to the continued “Save for Service” program, which so far generated gross cost reductions of EUR 4.1 billion. The Company’s earnings power further improved, despite higher marketing investments and a slight decrease of 1.4 percent in reported net revenue to EUR 61.7 billion. On an organic basis, i.e. adjusted for changes in the composition of the Group and exchange rate effects, revenue was stable at EUR 62.0 billion.

The balance sheet and debt ratios are testimony to the continued solid and sound state the Company is in: net debt only increased by around
EUR 1 billion year-on-year to EUR 38.2 billion, although Deutsche Telekom incurred a net expense of approximately EUR 4.4 billion for the 25 percent stake in the Greek company OTE and for the acquisition of the U.S. company SunCom in 2008. On the basis of these strong earnings and financial figures, the Board of Management and the Supervisory Board will propose to Deutsche Telekom’s shareholders’ meeting on April 30, 2009 to pay a dividend of EUR 0.78 per share.

Outlook
On the basis of its current structure – excluding OTE – DT Group expects an adjusted EBITDA around the level achieved in 2008, that is around EUR 19.5 billion. The same holds true for free cash flow, which we expect to be around EUR 7 billion in 2009.

Developments in the operating segments at a glance

Mobile Communications
Mobile Communications in Europe and the U.S. operating segments recorded revenue growth of 2.4 percent to EUR 35.6 billion in 2008. This includes net negative exchange rate effects of EUR 1.3 billion. Revenue growth of 7.1 percent in the fourth quarter outperformed the full year. Adjusted EBITDA growth of 6.2 percent to EUR 11.4 billion was significantly stronger for the full year 2008 than the increase in revenue. Exchange rate effects had an offsetting effect of approximately EUR 0.3 billion. In the fourth quarter, EBITDA increased by as much as 12.7 percent.

In the past year, T-Mobile maintained its leadership in the German mobile communications market. The Company gained more than 950,000 new contract customers in 2008, virtually the same high level as in the prior year. While revenue in this fiercely competitive market decreased 2.8 percent to EUR 7.8 billion in 2008, adjusted EBITDA rose 3.1 percent to EUR 3.0 billion during the same period. As a result, the EBITDA margin improved from 36.8 percent to 39.0 percent.

T-Mobile USA continued to post double-digit growth rates. Revenue rose by 13.5 percent year-on-year to USD 21.9 billion, while adjusted EBITDA increased by 16.0 percent to USD 6.2 billion. The weak U.S. dollar resulted in lower revenue and adjusted EBITDA growth on a euro basis of 6.3 percent and 8.5 percent, respectively. The U.S. subsidiary’s customer base grew by 4.1 million over the course of the year, of which almost three million were gained organically. 1.1 million customers were also added from SunCom which was consolidated in February 2008. As a result, T-Mobile USA had 32.8 million customers on December 31, 2008. 7.7 million of these use the MyFaves community service, which corresponds to a 54-percent increase in one year.

Business in the United Kingdom was negatively affected by continued fierce competition. While revenue fell 2.2 percent to GBP 3.2 billion compared to 2007, adjusted EBITDA decreased by 12.7 percent to GBP 708 million. Measured in euros, the decline is significantly more apparent as a result of the continuing weak pound sterling, with revenue dropping 15.8 percent and EBITDA 24.9 percent. The negative trend in contract customer numbers was reversed over the course of the year following the introduction of new calling plans.
The companies in Central and Eastern Europe remain important growth drivers, with revenue increasing by 10.0 percent to over EUR 6.1 billion and adjusted EBITDA growing by as much as 14.3 percent. With more than EUR 2.5 billion EBITDA, these countries once again made an important contribution to the Group’s earnings. The majority of the national companies succeeded in increasing their profitability. For example, Polish company PTC improved its EBITDA margin from 32.9 percent in 2007 to 34.7 percent and at the same time increased its contract customer base by more than 15 percent to a total of 6.3 million.

Data revenue excluding messaging continued to grow unabated. In Europe, this figure climbed 44.9 percent to EUR 1.4 billion in 2008. U.S. operations reported an increase of 19.3 percent to USD 1.5 billion for the full year, with growth accelerating to 24.4 percent in the fourth quarter. This positive trend is chiefly due to innovative devices such as the Apple iPhone 3G in Europe and the Android-based T-Mobile G1 that was launched in the United States and the United Kingdom in October and has been available in other countries, including Germany, since mid-February.

Broadband/Fixed Network
Revenue decline in this operating segment could be slowed down to 5.1 percent in 2008, compared with 8 percent in the prior year, thanks to the excellent market performance of T-Home in Germany. The initial forecast had put the decline at between 4 and 6 percent. In the fourth quarter, the decrease totaled 3.9 percent. T-Home was even more successful in terms of cost discipline. The “Save for Service” program resulted in net cost reductions of around EUR 0.8 billion in 2008, allowing decline in EBITDA in Germany to be limited to 4.9 percent, slightly better than the originally expected decrease of 5 to 8 percent.

The entire operating segment reported revenue in Germany and abroad of EUR 21.3 billion, 6 percent below the prior-year level. In the fourth quarter, revenue declined by 4.2 percent. Adjusted EBITDA in the Broadband/Fixed Network operating segment fell 4.4 percent to EUR 7.4 billion.

T-Home expanded its leading market position in the German DSL market. The DSL net add market share has exceeded 40 percent for nine quarters running and actually reached the 50 percent mark in the fourth quarter of 2008 – the highest net add market share since the complete packages were introduced. On an annual basis, the DSL net add market share was 45 percent, putting it in line with expectations.

With a retail customer base of 10.6 million, T-Home further reinforced its clear lead in the German DSL market in the past financial year. Around 352,000 DSL net adds were recorded in the fourth quarter of 2008 alone. In addition, over half a million customers wanting to return to T-Home from competitors registered over the full year. This figure was, for the first time, significantly higher than the number of customers lost to competitors.

In 2008, line losses totaled just under 2.5 million. This was at the lower end of the guidance of 2.5 to 3.0 million. This includes losses due to fierce competition and regulatory measures, as well as lines lost for technical reasons as a result of the migration of DSL resale customers to IP-based lines.

As many as 480,000 customers have already ordered the Entertain triple play package, meaning that Deutsche Telekom met its expectations. Internet TV is also becoming increasingly popular in Eastern Europe.
Deutsche Telekom’s subsidiaries in Croatia, Slovakia, Hungary, Macedonia and Montenegro had added a total of more than 220,000 customers by the end of 2008.

Revenue and profit from international business in the Broadband/Fixed Network operating segment declined overall, chiefly due to the deconsolidation of T-Online France and T-Online Spain in the previous year.
Reported revenue decreased 12.2 percent to EUR 2.3 billion for the full year, a decrease of 5.1 percent in organic terms.

Business Customers
The strategic realignment to focus on network-centric information and communication technology (ICT) is revealing its first successes. This is evidenced by the financial figures adjusted for the disposal of Media & Broadcast, and the reassignment of ActiveBilling within the Group. On a like-for-like basis, i.e. taking into account the changes in the composition of the Group, revenue decreased only slightly by 1.2 percent considering the difficult economic environment. Adjusted EBITDA remained at the same level as 2007, while adjusted profit from operations (EBIT) increased more than fivefold year-on-year, from EUR 12 million to EUR 61 million.

International business reported an increase in revenue of 7.4 percent. The adjusted number of new orders increased by 5.2 percent to EUR 12.3 billion. This was partly due to major deals with Shell, Deutsche Post and Royal & Sun Alliance, for example. The agreement with Linde, announced mid-February 2009, represents another milestone in T-Systems’ international growth strategy.

As the prior-year figures included Media & Broadcast and ActiveBilling, the reported figures show a decline in revenue of 8.2 percent to EUR 11 billion and in EBITDA of 20.0 percent to EUR 0.9 billion. By reducing costs by EUR 0.5 billion in 2008 under the “Save for Service” program, the Business Customer arm also made a valuable contribution to cost cutting.

In 2008, T-Systems entered into a partnership in the systems integration area with the U.S. provider Cognizant. This collaboration is now starting to bear fruit. T-Systems has so far secured 16 joint deals with total revenue of EUR 70 million and new orders worth EUR 121 million. Both partners support Continental’s tire divisions in Hanover, for example, and ensure stable operation of the research and development application landscape.
Deutsche Telekom Group at a glance*:

	Q4 2008 millions of €	Q4 2007 millions of €	Change %	FY 2008 millions of €	FY 2007 millions of €	Change %
Net revenue - Domestic - International	16,109 7,289 8,820	15,795 7,668 8,127	2.0 (4.9) 8.5	61,666 28,885 32,781	62,516 30,694 31,822	(1.4) (5.9) 3.0
Profit (loss) before income taxes	(695)	(1,058)	34.3	3,452	2,453	40.7
Adjusted profit before income taxes	1,254	1,082	15.9	5,884	5,263	11.8
Net profit	(730)	(750)	2.7	1,483	571	n.a.
Adjusted net profit	861	815	5.6	3,426	3,005	14.0
EBITDA	3,600	2,621	37.4	18,015	16,897	6.6
EBITDA adjusted for special factors	4,669	4,610	1.3	19,459	19,326	0.7
Net cash from operating activities	4,070	3,362	21.1	15,368	13,714	12.1
Free cash flow before dividend payments	1,245	744	67.3	7,033	6,581[a]	6.9
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	2,941	2,722	8.0	8,707	8,015	8.6
Net debt at balance sheet date				38,158	37,236	2.5
Number of employees at balance sheet date				227,747	241,426	(5.7)

a) Excluding investments in Centrica amounting to EUR 0.1 billion.

Mobile Communications at a glance*:
	Q4 2008 millions of €	Q4 2007 millions of €	Change %	FY 2008 millions of €	FY 2007 millions of €	Change %
Total revenue	9,435	8,811	7.1	35,586	34,736	2.4
Net revenue	9,267	8,638	7.3	34,920	34,050	2.6
Profit (loss) from operations	1,091	734	48.6	5,487	4,453	23.2
EBITDA	2,739	2,389	14.7	11,246	10,586	6.2
Adjusted EBITDA	2,824	2,506	12.7	11,400	10,733	6.2
Average number of employees	66,862	65,181	2.6	65,313	62,457	4.6

*Including first-time consolidation of SunCom from February 22, 2008.

Broadband/Fixed Network at a glance*:
	Q4 2008 millions of €	Q4 2007 millions of €	Change %	FY 2008 millions of €	FY 2007 millions of €	Change %
Total revenue - Domestic - International	5,344 4,787 570	5,577 4,982 602	(4.2) (3.9) (5.3)	21,331 19,055 2,329	22,690 20,078 2,654	(6.0) (5.1) (12.2)
Net revenue	4,406	4,663	(5.5)	17,691	19,072	(7.2)
Profit (loss) from operations	238	398	(40.2)	2,914	3,250	(10.3)
EBITDA	1,206	1,325	(9.0)	6,526	6,925	(5.8)
Adjusted EBITDA	1,761	2,027	(13.1)	7,429	7,770	(4.4)
Average number of employees	91,397	94,307	(3.1)	94,287	97,690	(3.5)

*T-Online France and T-Online Spain, which were previously assigned to Broadband/Fixed Network, were sold and have no longer been included in the consolidated group of this operating segment since June 30, 2007, and July 31, 2007, respectively. The Scout24 group is reported in the domestic segment as the parent company has its registered office in Germany. ImmobilienScout GmbH has been fully consolidated since November 2007.
ActiveBilling was reassigned and, together with T-Mobile Deutschland GmbH’s call center operations, included in the Broadband/Fixed Network operating segment effective January 1, 2008.

Business Customers at a glance*:
	Q4 2008 millions of €	Q4 2007 millions of €	Change %	FY 2008 millions of €	FY 2007 millions of €	Change %
Total revenue - Computing & Desktop Services - Systems Integration - Telecommunications	3,024 1,108 449 1,467	3,202 1,128 473 1,601	(5.6) (1.8) (5.1) (8.4)	11,010 3,788 1,715 5,507	11,987 4,166 1,711 6,110	(8.2) (9.1) 0.2 (9.9)
Net revenue	2,305	2,365	(2.5)	8,456	8,971	(5.7)
New orders	3,437	3,763	(8.7)	12,277	12,936	(5.1)
Profit (loss) from operations	(413)	(427)	3.3	(6)	(323)	98.1
EBITDA	(200)	(176)	(13.6)	799	584	36.8
Adjusted EBITDA	237	230	3.0	850	1,062	(20.0)
Average number of employees	52,147	56,772	(8.1)	52,479	56,566	(7.2)

*Since the first quarter of 2008, the reporting structure of T-Systems has been modified to reflect the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment.

Headquarters & Shared Services at a glance*:
	Q4 2008 millions of €	Q4 2007 millions of €	Change %	FY 2008 millions of €	FY 2007 millions of €	Change %
Total revenue	846	962	(12.1)	3,573	3,868	(7.6)
Net revenue	131	129	1.6	599	423	41.6
Profit (loss) from operations	(356)	(1,107)	67.8	(1,198)	(1,973)	39.3
EBITDA	(140)	(822)	83.0	(367)	(1,006)	63.5
Adjusted EBITDA	(122)	(117)	(4.3)	(31)	(108)	71.3
Average number of employees	18,885	25,581	(26.2)	22,808	27,023	(15.6)

*Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of non-GAAP performance measures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation to pro forma figures” posted on Deutsche Telekom’s Investor Relations website at www.telekom.com.

Development of customer numbers

Broadband/Fixed Network
	Dec. 31, 2008 thousands	Dec. 31, 2007 thousands	Change thousands	Change %
Broadband
Lines (total) a),b)	15,047	13,927	1,120	8.0
Domestic a)	13,337	12,543	794	6.3
Of which: retail	10,594	9,019	1,575	17.5
International a),b)	1,710	1,384	326	23.5

Fixed-network lines
Lines (total) a),b)	33,823	36,554	(2,731)	(7.5)
Domestic a)	28,561	31,055	(2,493)	(8.0)
Of which: ISDN lines	8,259	8,624	(364)	(4.2)
International a),b)	5,262	5,500	(237)	(4.3)

Wholesale/resale
Resale/IP-BSA lines c)	2,754	3,741	(987)	(26.4)
Of which: domestic	2,537	3,524	(986)	(28.0)
ULLs d)	8,373	6,423	1,950	30.4
IP BSA SA lines e)	229	n.a.	n.a.	n.a.
Of which: domestic	206	n.a.	n.a.	n.a.

Comments on the Broadband/Fixed Network table:
a) Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b) International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom together with their subsidiaries Makedonski Telekom and Crnogorski Telekom.
c) Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor. Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
d) Unbundled local loop lines in Germany and abroad; Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
e) Definition of IP-BSA Stand Alone (IP-BSA SA): A wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Mobile Communications
	Dec. 31, 2008 thousands	Dec. 31, 2007 thousands	Change thousands	Change %
Mobile customers a) Total	128,336	120,756	7,580	6.3
in Europe	95,578	90,921	4,657	5.1
in the United States (T-Mobile USA)	32,758	29,835	2,940	9.8

T-Mobile Deutschland b)	39,101	35,952	3,150	8.8
T-Mobile UK c)	16,786	17,311	(526)	(3.0)
PTC (Poland)	13,273	12,998	275	2.1
T-Mobile Netherlands d) (NL)	5,309	4,889	420	8.6
T-Mobile Austria (A)	3,402	3,273	129	3.9
T-Mobile Czech Republic (Czech Republic)	5,422	5,271	151	2.9
T-Mobile Hungary	5,362	4,853	508	10.5
T-Mobile Slovensko (Slovakia)	2,347	2,367	(20)	(0.8)
Other e)	4,576	4,006	570	14.2

Comments on the Mobile Communications table:
a) One mobile communications card corresponds to one customer. Organic customer growth is reported for better comparability: SunCom customers, which amounted to 1.1 million as of the reporting date in 2007 and 1.2 million as of the reporting date in 2008, were also included in the historic customer base, although the shares were not acquired until February 22, 2008. For this reason, however, changes to the customer base of SunCom are only included from the date of consolidation (February 22, 2008).
b) On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland improved its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepay contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month’s notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems. Historical values have not been adjusted.
c) Including Virgin Mobile.
d) Orange Nederland included for the first time in the fourth quarter of 2007.
e) “Other” includes T-Mobile Croatia, T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Net additions in the fourth quarter of 2008

Broadband/Fixed Network
	Q4 2008 thousands	Q4 2007 thousands	Change thousands	Change %
Broadband
Lines (total) a),b)	238	663	(425)	(64.1)
Domestic a)	136	526	(390)	(74.1)
Of which: retail	352	526	(174)	(33.1)
International a),b)	102	137	(35)	(25.5)

Fixed-network lines
Lines (total) a),b)	(754)	(612)	(142)	(23.2)
Domestic a)	(685)	(537)	(148)	(27.6)
Of which: ISDN lines	(109)	(80)	(29)	(36.3)
International a),b)	(69)	(75)	6	8.0

Wholesale/resale
Resale/IP-BSA lines c)	(389)	22	(411)	n.a.
Of which: domestic	(368)	0	(368)	n.a
ULLs d)	380	510	(130)	(25.5)
IP BSA SA lines e)	156	n.a.	n.a.	n.a.
Of which: domestic	152	n.a.	n.a.	n.a.

Comments on the Broadband/Fixed Network table:
The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of precise figures.
a) Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b) International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom together with their subsidiaries Makedonski Telekom and Crnogorski Telekom.
c) Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor. Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
d) Unbundled local loop lines in Germany and abroad; Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
e) Definition of IP-BSA Stand Alone (IP-BSA SA): A wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Mobile Communications
	Q4 2008 thousands	Q4 2007 thousands	Change thousands	Change %
Mobile customers a) Total	1,677	3,756	(2,079)	(55.3)
in Europe	1,056	2,794	(1,738)	(62.2)
in the United States (T-Mobile USA)	621	951	(330)	(34.7)

T-Mobile Deutschland b)	301	1,481	(1,179)	(79.6)
T-Mobile UK c)	(16)	306	(322)	(105.3)
PTC (Poland)	260	277	(16)	(5.9)
T-Mobile Netherlands d) (NL)	69	47	22	47.1
T-Mobile Austria (A)	(18)	63	(81)	(128.1)
T-Mobile Czech Republic (Czech Republic)	30	64	(34)	(52.7)
T-Mobile Hungary	206	225	(19)	(8.7)
T-Mobile Slovensko (Slovakia)	30	61	(31)	(50.0)
Other e)	193	271	(78)	(28.8)

Comments on the Mobile Communications table:
a) One mobile communications card corresponds to one customer. Organic customer growth is reported for better comparability.
b) On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland improved its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepay contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month’s notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems. Historical values have not been adjusted.
c) Including Virgin Mobile.
d) Orange Nederland included for the first time in the fourth quarter of 2007.
e) “Other” includes T-Mobile Croatia, T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

In the Outlook section, this press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, an economic downturn in Europe or North America and changes in exchange and interest rates could also affect our business development and the availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom’s results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link “Investor Relations.”

Deutsche Telekom AG
Corporate Communications

Tel.: +49 (0) 228 181 49 49
E-Mail: presse@telekom.de

Further information is available for journalists at www.telekom.com/media

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for South Eastern Europe

Date: March 3, 2009